Mail Stop 3561

May 6, 2008

Mr. Richard Ivanovick
Chief Financial Officer
Scrap China Corporation
175 East 400 South Suite 900
Salt Lake City, UT 84111

      RE: Scrap China Corporation
                Form 10-KSB for the Fiscal Year Ended June 30, 2007
                Filed August 29, 2007
                Form 10-KSB/A for the Fiscal Year Ended June 30, 2007
                Filed April 18, 2008
                File No. 0-51503

Dear Mr. Ivanovick:

      We have completed our review of your Form 10-KSB, Form 10-KSB/A, and related filings and have no further comments at this time.

                Sincerely,

                Jennifer Thompson
                Accounting Branch Chief